Allocation of Pymt (To)/From Subs

1   % of Pymt Due
2   Annualization Factor
3   Environmental Tax
4   Quarter

Code:

	Potomac Capital Markets Corp.	Potomac Capital Joint Leasing	PCI Queensland	PCI Energy Corp.	Potomac Nevada Corp.	PCI Nevada Corp.	Potomac Nev. Leasing Corp.	Potomac Harmans Corp.	Potomac Nev. Invest. Corp.	Potomac Cap. Invest. Corp.	Potomac Air Leasing Corp.	American Energy Corp.	PCI-BT Investing
Regular Tax													
Regular Taxable Income													
Tax Rate													
Tax Expense (Benefit)													
Tax Annualized													
Percent of Tax Due													
ES Pymt Required													
Regular Taxable Income													
Add: Adjustments													
Dep MACRS > ADS													
Adjusted Gain or Loss													
Add: Preferences													
ACE Adjustment @ 75%													
ALT MIN Taxable Income													
ALT MIN Tax Rate													
ALT MIN Tax													
Annualized ALT MIN Tax													
Percent of Tax Due													
Pymt Required													
TMT/Regular Tax Liability													
Excess TMT Companies													
Consolidated AMT Allocation													
Regular Estimated Tax													
Tax Sharing Agreement													
Step 1: Regular tax allocated to companies w/Taxable Inc													
Step 2: Allocation of excess separate regular Tax Liability													
Step 2A: Allocation of Non Acquistion Debt													
Step 3: Allocation to companies with regular taxable losses													
Total Tax by entity													
Carryforward NOL													
Utilization of NOL													
Utilization of NOL (Non-Acq Debt)													
Balance of NOL													
Total Tax Due by Entity after NOL Carryforward													
AMT													
Tax Sharing Agreement													
Step 1: AMT tax allocated to companies w/Taxable Inc													
Step 2: Allocation of excess separate AMT Tax Liability													
Step 2A: Allocation of Non Acquistion Debt													
Step 3: Allocation to companies with AMT taxable losses													
Total Tax by entity													
Carryforward NOL													
Utilization of NOL													
Utilization of NOL (Non-Acq Debt)													
Balance of NOL													
Total Tax Due by Entity after NOL Carryforward													
Overpayment (Allocated to profitable entities)													
Net Payment \<to\> from Subs @ 4/15/05													
Net Payment \<to\> from Subs @ 6/15/05													
Net Payment \<to\> from Subs @ 9/15/05													
Net Payment \<to\> from Subs @ 121505													
Adjustment for Overpayment													
Additional Payment \<to\> from Subs													
Total Payment \<to\> from Subs													

Allocation of Pymt (To)/From Subs

1	% of Pymt Due
2	Annualization Factor
3	Environmental Tax
4	Quarter

Code:

	Edison Place LLC	Potomac Air Leasing Corp.	Potomac Equip. Leasing Corp.	Severn	Pepco Enterprises	Nextgatge	Edison Capital	Pepco Technologies	W.A. Chester	Pepco Communications	Pepco Energy Services Losses	Pepco Energy Services Income	Conectiv	Delmarva Power	Atlantic City Electric
Regular Tax															

Regular Taxable Income

Tax Rate

    Tax Expense (Benefit)

    Tax Annualized

    Percent of Tax Due

    ES Pymt Required

    Regular Taxable Income

Add: Adjustments

      Dep MACRS > ADS

      Adjusted Gain or Loss

Add: Preferences

ACE Adjustment @ 75%

ALT MIN Taxable Income

ALT MIN Tax Rate

ALT MIN Tax

Annualized ALT MIN Tax

Percent of Tax Due

Pymt Required

TMT/Regular Tax Liability

Excess TMT Companies

Consolidated AMT Allocation

Regular Estimated Tax

Tax Sharing Agreement

Step 1: Regular tax allocated to companies w/Taxable Inc

Step 2: Allocation of excess separate regular Tax Liability

Step 2A: Allocation of Non Acquistion Debt

Step 3: Allocation to companies with regular taxable losses

Total Tax by entity

Carryforward NOL

Utilization of NOL

Utilization of NOL (Non-Acq Debt)

Balance of NOL

Total Tax Due by Entity after NOL Carryforward

AMT

Tax Sharing Agreement

Step 1: AMT tax allocated to companies w/Taxable Inc

Step 2: Allocation of excess separate AMT Tax Liability

Step 2A: Allocation of Non Acquistion Debt

Step 3: Allocation to companies with AMT taxable losses

Total Tax by entity

Carryforward NOL

Utilization of NOL

Utilization of NOL (Non-Acq Debt)

Balance of NOL

Total Tax Due by Entity after NOL Carryforward

Overpayment (Allocated to profitable entities)

Net Payment <to> from Subs @ 4/15/05

Net Payment <to> from Subs @ 6/15/05

Net Payment <to> from Subs @ 9/15/05

Net Payment <to> from Subs @ 121505

Adjustment for Overpayment

Additional Payment <to> from Subs

Total Payment <to> from Subs

Allocation of Pymt (To)/From Subs

1	% of Pymt Due
2	Annualization Factor
3	Environmental Tax
4	Quarter

Code:

	PHI Operating Services Co.	DE Operating Services Co.	PHI Service Company	Conectiv Prop. & Inv.	Conectiv Mid Merit LLC	Conectiv Oper. Services Co.	DCTC Burney	Conectiv Energy Supply	Conectiv Del. Generation	ACE REIT	Conectiv Atl. Generaion	Conectiv Mid-Merit	Conectiv Energy Holding	Conectiv Bethlehem	Conectiv Plumbing
Regular Tax															
Regular Taxable Income															
Tax Rate															
Tax Expense (Benefit)															
Tax Annualized															
Percent of Tax Due															
ES Pymt Required															
Regular Taxable Income															
Add: Adjustments															
Dep MACRS > ADS															
Adjusted Gain or Loss															
Add: Preferences															
ACE Adjustment @ 75%															
ALT MIN Taxable Income															
ALT MIN Tax Rate															
ALT MIN Tax															
Annualized ALT MIN Tax															
Percent of Tax Due															
Pymt Required															
TMT/Regular Tax Liability															
Excess TMT Companies															
Consolidated AMT Allocation															
Regular Estimated Tax															
Tax Sharing Agreement															
Step 1: Regular tax allocated to companies w/Taxable Inc															
Step 2: Allocation of excess separate regular Tax Liability															
Step 2A: Allocation of Non Acquistion Debt															
Step 3: Allocation to companies with regular taxable losses															
Total Tax by entity															
Carryforward NOL															
Utilization of NOL															
Utilization of NOL (Non-Acq Debt)															
Balance of NOL															
Total Tax Due by Entity after NOL Carryforward															
AMT															
Tax Sharing Agreement															
Step 1: AMT tax allocated to companies w/Taxable Inc															
Step 2: Allocation of excess separate AMT Tax Liability															
Step 2A: Allocation of Non Acquistion Debt															
Step 3: Allocation to companies with AMT taxable losses															
Total Tax by entity															
Carryforward NOL															
Utilization of NOL															
Utilization of NOL (Non-Acq Debt)															
Balance of NOL															
Total Tax Due by Entity after NOL Carryforward															
Overpayment (Allocated to profitable entities)															
Net Payment <to> from Subs @ 4/15/05															
Net Payment <to> from Subs @ 6/15/05															
Net Payment <to> from Subs @ 9/15/05															
Net Payment <to> from Subs @ 121505															
Adjustment for Overpayment															
Additional Payment <to> from Subs															
Total Payment <to> from Subs															

Allocation of Pymt (To)/From Subs

1	% of Pymt Due
2	Annualization Factor
3	Environmental Tax
4	Quarter

Code:

	Conectiv Services	Conectiv Communications	Conectiv Penn. Generation	Pedrick General, Inc.	Atlantic Southern Prop.	Atlantic Generation	Vineland Limited, Inc.	Vineland General, Inc.	Binghamton Limited, Inc.	Binghamton General, Inc.	ATE Investment	Conectiv Solutions	Conectiv Thermal, Inc.	Atlantic Jersey Thermal Systems	ATS Operating Services Co.
Regular Tax															
Regular Taxable Income															
Tax Rate															
Tax Expense (Benefit)															
Tax Annualized															
Percent of Tax Due															
ES Pymt Required															
Regular Taxable Income															
Add: Adjustments															
Dep MACRS > ADS															
Adjusted Gain or Loss															
Add: Preferences															
ACE Adjustment @ 75%															
ALT MIN Taxable Income															
ALT MIN Tax Rate															
ALT MIN Tax															
Annualized ALT MIN Tax															
Percent of Tax Due															
Pymt Required															
TMT/Regular Tax Liability															
Excess TMT Companies															
Consolidated AMT Allocation															
Regular Estimated Tax															
Tax Sharing Agreement															
Step 1: Regular tax allocated to companies w/Taxable Inc															
Step 2: Allocation of excess separate regular Tax Liability															
Step 2A: Allocation of Non Acquistion Debt															
Step 3: Allocation to companies with regular taxable losses															
Total Tax by entity															
Carryforward NOL															
Utilization of NOL															
Utilization of NOL (Non-Acq Debt)															
Balance of NOL															
Total Tax Due by Entity after NOL Carryforward															
AMT															
Tax Sharing Agreement															
Step 1: AMT tax allocated to companies w/Taxable Inc															
Step 2: Allocation of excess separate AMT Tax Liability															
Step 2A: Allocation of Non Acquistion Debt															
Step 3: Allocation to companies with AMT taxable losses															
Total Tax by entity															
Carryforward NOL															
Utilization of NOL															
Utilization of NOL (Non-Acq Debt)															
Balance of NOL															
Total Tax Due by Entity after NOL Carryforward															
Overpayment (Allocated to profitable entities)															
Net Payment <to> from Subs @ 4/15/05															
Net Payment <to> from Subs @ 6/15/05															
Net Payment <to> from Subs @ 9/15/05															
Net Payment <to> from Subs @ 121505															
Adjustment for Overpayment															
Additional Payment <to> from Subs															
Total Payment <to> from Subs															

Allocation of Pymt (To)/From Subs

1   % of Pymt Due
2   Annualization Factor
3   Environmental Tax
4   Quarter

Code:

Regular Tax	Conectiv Penn Generation LLC	King Street Associates	Potomac Electric Power Co.	Total Subsidiaries	PEPCO Holdings (Non-Acq. Debt)	PEPCO Holdings (Acq. Debt)	PEPCO Holdings	Consolidated	Income	Loss	Check	PHI (Acquisition Debt)	PHI Non-Acquisition Debt)
Regular Taxable Income													
Tax Rate													
Tax Expense (Benefit)													
Tax Annualized													
Percent of Tax Due													
ES Pymt Required													
Regular Taxable Income													
Add: Adjustments													
Dep MACRS > ADS													
Adjusted Gain or Loss													
Add: Preferences													
ACE Adjustment @ 75%													
ALT MIN Taxable Income													
ALT MIN Tax Rate													
ALT MIN Tax													
Annualized ALT MIN Tax													
Percent of Tax Due													
Pymt Required													
TMT/Regular Tax Liability													
Excess TMT Companies													
Consolidated AMT Allocation													
Regular Estimated Tax													
Tax Sharing Agreement													
Step 1: Regular tax allocated to companies w/Taxable Inc													
Step 2: Allocation of excess separate regular Tax Liability													
Step 2A: Allocation of Non Acquistion Debt													
Step 3: Allocation to companies with regular taxable losses													
Total Tax by entity													
Carryforward NOL													
Utilization of NOL													
Utilization of NOL (Non-Acq Debt)													
Balance of NOL													
Total Tax Due by Entity after NOL Carryforward													
AMT													
Tax Sharing Agreement													
Step 1: AMT tax allocated to companies w/Taxable Inc													
Step 2: Allocation of excess separate AMT Tax Liability													
Step 2A: Allocation of Non Acquistion Debt													
Step 3: Allocation to companies with AMT taxable losses													
Total Tax by entity													
Carryforward NOL													
Utilization of NOL													
Utilization of NOL (Non-Acq Debt)													
Balance of NOL													
Total Tax Due by Entity after NOL Carryforward													
Overpayment (Allocated to profitable entities)													
Net Payment <to> from Subs @ 4/15/05													
Net Payment <to> from Subs @ 6/15/05													
Net Payment <to> from Subs @ 9/15/05													
Net Payment <to> from Subs @ 121505													
Adjustment for Overpayment													
Additional Payment <to> from Subs													
Total Payment <to> from Subs													